Exhibit 99(a)(1)(C)
Summary of Terms of Offer to Exchange Options
The following is a summary of terms of the offer presented in a question and answer format. We urge you to read carefully the Offer to Exchange Options and the accompanying documents, which provide further details regarding the offer. We have included references to the relevant sections of the Offer to Exchange Options where you can find a more complete description of the topics in this Summary of Terms.

Q1.	What securities are subject to the offer?
Allied Capital Corporation (the “Company”, “we”, or “us”) is offering optionees who hold vested (as of the first day of the offer period) stock options with exercise prices below the market value of the stock (or “in-the-money” options) granted under the Allied Capital Corporation Amended Stock Option Plan (the “Plan”), the opportunity to receive cash and common stock in exchange for their voluntary cancellation of their vested in-the-money stock options.

Q2.	Why are we making the offer?
The Company is offering all optionees under the Plan the opportunity to voluntarily cancel some or all of their vested in-the-money stock options in exchange for an option cancellation payment (“OCP”) equal to the in-the-money value, which would be paid one-half in cash and one-half in shares of the Company’s common stock, in order to increase share ownership among its officers and directors and in order to increase the number of stock options available for future grant under the Plan.

Q3.	What does the Company’s Board of Directors think of the offer?
The Company’s Board of Directors determined that this offer is in the best interest of the Company’s stockholders. In making its decision, the Board of Directors considered: (i) the need for the Company to attract and retain key officers and directors; (ii) the desirability of promoting stock ownership among officers and directors and thereby further aligning the interests of the Company’s officers and directors with the interests of the Company’s stockholders; and (iii) the dilution of the pro rata interests of the Company’s stockholders.

Q4.	What do I get in return for agreeing to cancel my options?
Should you choose to voluntarily cancel your vested in-the-money stock options pursuant to this offer, you will receive an OCP equal to the in-the-money value of your vested in-the-money stock options, which would be paid one-half in cash and one-half in shares of the Company’s common stock. You will not be compensated for the value of the remaining life of the stock option. No vesting would be accelerated as part of this offer. The cash portion of the OCP will be paid net of required payroll and income tax withholding amounts related to the entire OCP. By electing to participate in the offer, you will not have to pay brokerage or other transactional fees typically associated with option exercises in the market.

Q5.	Are there conditions to the offer?
The offer is not conditioned on the tender of a minimum number of options. However, the offer is subject to a number of conditions, including the conditions described in Section 6 of the Offer to Exchange Options.

Q6.	Who can participate in the offer?
All optionees who hold, as of the first day of the offer period, vested in-the-money stock options granted under the Plan may participate.

Q7.	How was the exchange factor for the options determined?
In order to determine the market value of a share of the Company’s common stock for purposes of determining the OCP and the number of shares that would be issued for stock options cancelled, the

Company intends to use the volume weighted average price of the Company’s common stock over the fifteen trading days preceding the first day of the Offer period, however the market value may not be below the last computed net asset value. The spread between the market value and the exercise price of the vested stock option cancelled would represent the value of the OCP. Thus, the value of the OCP is dependent on the market value of the Company’s common stock.

Q8.	Does the pendency of this offer impact my ability to exercise my vested options?
No. The fact that the offer is outstanding does not impact your ability to exercise any vested options you currently hold.

Q9.	If I elect to exchange my option, do I have to do so for all of my options or can I just exchange some of them?
You may elect to exchange all or a portion of your vested in-the-money stock options.

Q10.	Will I have to pay taxes if I agree to exchange my options in the offer?
The cash portion of the OCP will be paid to the optionee net of required payroll and income tax withholding amounts related to the entire OCP. The Company has elected to make one-half of the OCP payable in cash so that officers and directors will not be required to sell shares of the Company’s common stock in order to satisfy income tax liabilities resulting from the exchange.

Q11.	How long do I have to make a decision on the offer? Can the offer be extended and, if so, will I know if it is extended?
The offer is currently scheduled to expire on                     , 2007, thus you have until 5:00 p.m. on that date to decide. If the offer is extended, you will be notified.

Q12.	What do I need to do in response to this offer?
You should read the Offer to Exchange Options and then sign, date and return the enclosed Election Form if you elect to accept the offer, prior to                     , 2007. If you do not sign and deliver the Election Form before the offer expires, it will have the same effect as if you rejected the offer.

Q13.	When will I receive my cash payment and shares of the Company’s common stock if I tender my vested in-the-money stock options and the offer has been completed and not terminated pursuant to its terms?
If all of the conditions to this offer are satisfied or waived and you have tendered your vested in-the-money stock options, you will receive the cash payment and the shares of the Company’s common stock promptly following the expiration of this offer. The shares will be issued in book-entry form and no certificates will be issued.

Q14.	What happens to my options if I do not accept the offer?
If you choose not to accept the offer, you will continue to hold your existing stock options under the terms of each award as it was granted to you. You will not receive the OCP consisting of a cash payment and the shares of the Company’s common stock.

Q15.	What do I do if I do not want to participate in the offer?
Nothing. You should not return the accompanying Election Form or take any other action if you decide not to accept the offer. If you do not return the accompanying Election Form your options will remain outstanding.

Q16.	During what period of time may I change my previous election?
You may change your election at any time prior to 5:00 p.m., Eastern Time, on                     , 2007 or such later date to which the offer is extended. To change your election, you must deliver a Withdrawal Form to Kelly Anderson at the Company’s office at 1919 Pennsylvania Avenue, N.W., Washington,

D.C. 20006 before the offer expires. The Withdrawal Form must be signed by you and have your name on it. The Withdrawal Form may be sent via mail, courier, e-mail, facsimile or by personal delivery.

Q17.	Under what circumstances would you not accept my options for exchange?
In order for your options to be cancelled in exchange for an OCP, you must hold vested in-the-money stock options granted under the Allied Capital Corporation Amended Stock Option Plan.

Q18.	Who can I talk to if I have questions about the offer?
For additional information or assistance, you should contact Kelly Anderson or Diane Murphy at (202) 721-6100.